Exhibit 12

PFIZER INC. AND SUBSIDIARY COMPANIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(millions, except ratios)	Year Ended December 31,
	2009	2008	2007	2006	2005
Determination of Earnings:
Income from continuing operations before provision for taxes on income, minority interests and cumulative effect of a change in accounting principles	$10,827	$9,694	$9,278	$13,028	$10,800
Less:
Minority interests	9	23	42	12	12

Income adjusted for minority interests	10,818	9,671	9,236	13,016	10,788
Add:
Fixed charges	1,361	647	541	642	622

Total earnings as defined	$12,179	$10,318	$9,777	$13,658	$11,410

Fixed charges:
Interest expense (a)	$1,233	$516	$397	$488	$471
Preferred stock dividends (b)	7	8	11	14	14
Rents (c)	121	123	133	140	137
Fixed charges	1,361	647	541	642	622
Capitalized interest	34	46	43	29	17

Total fixed charges	$1,395	$693	$584	$671	$639

Ratio of earnings to fixed charges	8.7	14.9	16.7	20.4	17.9

(a)

Interest expense includes amortization of debt premium, discount and expenses. Interest expense does not include interest related to uncertain tax positions of $362 million for 2009; $333 million for 2008; $331 million for 2007; $200 million for 2006 and $203 million for 2005.

(b)	Preferred stock dividends are from our Series A convertible perpetual preferred stock held by an Employee Stock Ownership Plan assumed in connection with our acquisition of Pharmacia in 2003.

(c)	Rents included in the computation consist of one-third of rental expense which we believe to be a conservative estimate of an interest factor in our leases, which are not material.